Linkhome Holdings Inc.
2 Executive Circle, Suite 100

Irvine, CA 92614

May 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon and Brigitte Lippmann

RE:	Linkhome Holdings Inc. Post-Effective Amendment No. 3 to the Registration Statement on Form S-1, as amended

Filed on April 2, 2025

File No. 333-280379

Dear Ms. Paulemon and Ms. Lippmann,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Linkhome Holdings Inc. respectfully requests that the effective date of the above-referenced post-effective amendment to the Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 14, 2025, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the post effective-amendment to the Registration Statement.

Very truly yours,

Linkhome Holdings Inc.

By:	/S/ Zhen “Bill” Qin
Name:	Zhen “Bill” Qin
Tite:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP